Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

The following is the text of the website that is being maintained at www.dfking.com/bax in connection with the offer by Baxter International Inc. (“Baxter”) to exchange up to 13,360,527 shares of common stock of Baxalta Incorporated, which are owned by Baxter, for shares of common stock of Baxter, as described in further detail in the Prospectus (as defined below).